UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 10)

DUCKWALL-ALCO STORES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001

(Title of Class of Securities)

264142100

(CUSIP Number)

Leonard Chazen, Esq.

Covington & Burling LLP

620 Eighth Avenue

New York, New York 10018

(212) 841-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No 264142100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Strongbow Capital, Ltd. None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 543,517
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 543,517

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,517
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No 264142100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Strongbow Capital Management, Ltd. None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 543,517
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 543,517

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No 264142100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Raymond A. D. French
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 543,517
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 543,517

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No 264142100

This Amendment No. 10 to the Schedule 13D (the “Schedule 13D”), dated February 14, 2008, is filed with the U.S. Securities and Exchange Commission (the “SEC”) by Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A. D. French.

Item 1.	Security and Issuer

This Schedule 13D is filed with respect to the common stock $.0001 par value (“Common Stock”) of Duckwall-ALCO Stores, Inc., a Kansas corporation (“Duckwall” or the “Company”). The principal offices of Duckwall are located 401 Cottage Street, Abiline, KS 67410.

Item 2.	Identity and Background

This Statement is filed on behalf of Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A. D. French, who are referred to as the “Filing Parties”.

Items 2(a)-(c), (f)

I. Filing Parties

1. Strongbow Capital, Ltd. (“Strongbow”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. Strongbow is an investor in equity securities. Strongbow is managed by its Board of Directors.

2. Strongbow Capital Management, Ltd. (“SCM”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. SCM acts as an investment manager to Strongbow. SCM is the sole owner of the voting shares of Strongbow and is the controlling entity of Strongbow.

3. Raymond A. D. French is a citizen of the Republic of Ireland whose address is 52 Parkway Drive, Box 490, Grand Cayman KY1-1106, Cayman Islands, British West Indies. Mr. French is a company director. Mr. French is Chairman of SCM and is the controlling person of SCM. Mr. French’s phone contact is: 1-345-946-0401. Mr. French’s email address is: rayfrench@strongbow-capital.com

II. Executive Officers and Directors.

Strongbow has no executive officers. The names, present principal occupations and business addresses of the directors of Strongbow are set forth below.

Name	Occupation	Address	Citizenship
Raymond A. D. French	Company Director	52 Parkway Drive, Box 490 Grand Cayman KY1-1106 Cayman Islands, British West Indies	Irish

Raymond J. R. French	Company Director	Ballacoyne Cammall Kirk Michael Isle of Man IM6 1AU British Isles	Irish

Mr. French is the managing director of SCM. The names, present principal occupations and business addresses of the directors of SCM are set forth below.

Name	Occupation	Address	Citizenship
Raymond A. D. French	Managing Director	52 Parkway Drive, Box 490 Grand Cayman KY1-1106 Cayman Islands, British West Indies	Irish

Raymond J. R. French	Company Director	Ballacoyne Cammall Kirk Michael Isle of Man IM6 1AU British Isles	Irish

CUSIP No 264142100

Items 2(d). Criminal Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) Civil Securities Law Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No change from prior filing.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

The Filing Parties have concluded that the present chairman of the board of directors of the Company (“Board”) is not providing adequate support for the measures that are needed to enable shareholders to achieve a reasonable return on their investment. Therefore, the Filing Parties believe that the Board should appoint another director to replace Mr. Gfeller as chairman of the Board.

Item 5.	Interest in Securities of the Issuer.

(a) The following table sets forth information with respect to the Common Stock beneficially owned by each Reporting Person as of the close of business on February 13, 2008:

Name	Number of Shares	Approximate Percentage of Outstanding Shares[1]
Strongbow	543,517	14.3%
SCM	543,517	14.3%
Raymond A. D. French	543,517	14.3%

(b) Strongbow has shared power to dispose or direct the disposition of 543,517 shares of Common Stock.

SCM has shared power to dispose or direct the disposition of 543,517 shares of Common Stock.

Raymond A. D. French has shared power to dispose or to direct the disposition of 543,517 shares of Common Stock.

(c) There have been no transactions with respect to the Shares during the past 60 days by the Filing Persons.

(d) In certain circumstances, SCM may have the right to receive a portion of the proceeds of the sale by Strongbow of greater than five percent of the shares of the class of Common Stock.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

[1]	Computed on the basis of 3,809,841 shares of Common Stock outstanding as of October 28, 2007 as specified in the Quarterly Report on Form 10-Q of the Company, filed with the SEC on 12/06/2007.

CUSIP No 264142100

Except as described in Item 4 above, there are no contracts, arrangements, understandings, or relationships between the Filing Parties, on the one hand, and any persons, on the other hand, with respect to any securities of the Company.

Item 7.	Material to be filed as Exhibits.

None.

CUSIP No 264142100

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

STRONGBOW CAPITAL, LTD.

By:	/s/ Raymond A. D. French
Raymond A. D. French
Director

STRONGBOW CAPITAL MANAGEMENT, LTD.

By:	/s/ Raymond A. D. French
Raymond A. D. French
Director

RAYMOND A. D. FRENCH

By:	/s/ Raymond A. D. French